SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Innospec Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45768S105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768S105	13G/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 45768S105	13G/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Tontine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45768S105	13G/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Tontine Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 57,770
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 57,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45768S105	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45768S105	13G/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 424,979
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 424,979
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.83%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45768S105	13G/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Tontine Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 45768S105	13G/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,329
	6	SHARED VOTING POWER 482,749
	7	SOLE DISPOSITIVE POWER 12,329
	8	SHARED DISPOSITIVE POWER 482,749
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.13%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45768S105	13G/A	Page 9 of 13 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Innospec Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 8375 South Willow Street, Littleton, Colorado 80124.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to certain separately managed accounts, with respect to shares of Common Stock directly owned by such accounts;
	(ii)	Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;
	(iii)	Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), which serves as general partner of TCP, with respect to the shares of Common Stock directly owned by it and TCP;
	(iv)	TTR Management, LLC, a limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner of TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF;
	(v)	Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of Tontine Capital Overseas Master Fund II, LLC ("TCOM II"), with respect to the shares of Common Stock directly owned by TCOM II;
	(vi)	Tontine Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TA") with respect to the shares of Common Stock directly owned by it; and
	(vii)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by him and TCP, TCM, TTRMF, TCOM II, TA and certain separately managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP
See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value (the "Common Stock").

CUSIP No. 45768S105	13G/A	Page 10 of 13 Pages

Item 2(e).	CUSIP NUMBER
45768S105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________

Not applicable.

Item 4.	OWNERSHIP

A.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%. The percentages used herein and in the rest of Item 4 are calculated based upon the 23,279,734 shares of Common Stock issued and outstanding as of October 26, 2012, as set forth in the Company's Quarterly Report Form 10-Q for the quarterly period ended September 30, 2012 filed on November 1, 2012.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-

CUSIP No. 45768S105	13G/A	Page 11 of 13 Pages

		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

B.	Tontine Capital Partners, L.P.
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: -0-

C.	Tontine Capital Management, L.L.C.
	(a)	Amount beneficially owned: 57,770
	(b)	Percent of class: 0.25%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 57,770
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 57,770

D.	TTR Management, LLC
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: -0-

E.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 424,979
	(b)	Percent of class: 1.83%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 424,979
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 424,979

F.	Tontine Associates, L.L.C.
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: -0-

G.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 495,078
	(b)	Percent of class: 2.13%
	(c)	(i)	Sole power to vote or direct the vote: 12,329
		(ii)	Shared power to vote or direct the vote: 482,749
		(iii)	Sole power to dispose or direct the disposition: 12,329
		(iv)	Shared power to dispose or direct the disposition: 482,749

CUSIP No. 45768S105	13G/A	Page 12 of 13 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45768S105	13G/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 8, 2013

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Overseas Associates, L.L.C.; and as managing member of TTR Management, LLC, for itself and as the general partner of TTR Overseas Master Fund, L.P.; and as managing member of Tontine Associates, L.L.C.; and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.; and as managing member of Tontine Capital Management, L.L.C., for itself and as the general partner of Tontine Capital Partners, L.P.